SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company with Authorized Capital
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Publicly-held Company with Authorized Capital
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

The managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. –Telesp ("Telesp") (jointly referred to as “Companies”), hereby communicate to the market that at meetings of their respective Boards of Directors held on this date, they approved a new management structure for the Companies.

The position of President, of both Companies, shall be occupied by Mr. Antonio Carlos Valente da Silva, who shall be in charge of supervising the institutional relations activities, including regulation and external communication, audit and the Telefônica Foundation, in addition to supervising the activities carried out by the Finance Director and by the General Secretary and Legal Director. Also on this date, Mr. Roberto Oliveira de Lima resigns from the position of President of Vivo Part.

The position of General and Executive Director, who shall be in charge of supervising the activities related to strategies and new businesses, resources, coordination and follow-up, corporate market, individual market, network, systems and customer service. The position, created in Vivo Part. and approved by the Board of Directors of Telesp to be submitted to resolution of the respective General Shareholders’ Meeting, shall be occupied by Mr. Luis Miguel Gilpérez López, who shall directly report to the Boards of Directors of Telesp and of Vivo Part.

The management of Vivo Part. informs that the position of Investor Relations Officer of the company, will be occupied by Mr. Gilmar Roberto Pereira Camurra, who already exercises the same position in Telesp.

The management of Telesp also informs that was approved on this date by its Board of Directors the creation of the Directory of Controlling, being indicated to occupy the position Mrs. Cristiane Barretto Sales, which election will be deliberated in the first Board Meeting which will take place after the General Shareholders Meeting that will analyze the proposed creation of the mentioned position.

Further information regarding the new structure may be obtained at the webpage of the Brazilian Securities and Exchange Commission at www.cvm.gov.br and at the websites of the Companies.

São Paulo, May 10, 2011

Gilmar Roberto Pereira Camurra Investor Relations Officer of Telecomunicações de São Paulo S.A. – Telesp and Vivo Participações S.A.

TELESP – Investor Relations
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information available at:
www.telefonica.com.br

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ri@vivo.com.br
Information available at: www.vivo.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.